Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES AMENDED
AND RESTATED CREDIT FACILITY WITH EXISTING BANKING
SYNDICATE

Edmonton, Alberta, October 9, 2013 – North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX/NYSE: NOA) today announced the signing of an amended and restated three year credit facility (“the facility”) with its existing banking syndicate that is effective today, October 9.  Highlights of the facility include the Company extending the credit agreement for three years, reducing its cost of debt by negotiating a 1.5% lower interest rate and increasing borrowing flexibility by securing the facility through a combination of working capital and equipment.  To illustrate the negotiated reduction, if applied retroactively, the weighted average interest rate at June 30, 2013 would have decreased from 7.41% to 5.91%.

The new facility provides borrowing of up to $85 million using a borrowing base determined by the value of receivables and equipment.  The facility has a tranche A that will support up to $60 million in both borrowing and letters of credit and a tranche B which will allow for up to $25 million in letters of credit.  By moving to an asset supported borrowing base, the financial covenants are reduced to a Senior Leverage Ratio and a Fixed Charge Coverage Ratio.  The Senior Leverage Ratio, which is a ratio of Senior Debt (not including the 9.125% Series 1 Senior Unsecured Debentures) to trailing 12 months Consolidated EBITDA, remains unchanged and is to be maintained at less than 2.00 to 1.0.  The Fixed Charge Cover Ratio replaces the Current Ratio and the Interest Coverage Ratio.  The Fixed Charge Cover Ratio is a ratio of Consolidated EBITDA to Consolidated Fixed Charges, which by December 31, must be maintained at greater than 1.20 to 1.0.  Consolidated Fixed Charges include cash interest, scheduled repayment of debt, cash net capital expenditures and any dividend payments or stock repurchases.

“We are pleased with the outcome of the negotiations with our existing lenders,” stated Mr. David Blackley, Chief Financial Officer.  “The new credit facility lowers our cost of borrowing, provides financing to support our ongoing operational needs and, I believe, demonstrates the continued support of our banking syndicate in North American Energy Partners.”

Since 1953   •   Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599
www.nacg.ca

Consolidated EBITDA
Consolidated EBITDA is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of non-cash currency translation gain or loss, mark-to-market gain or loss on derivative financial instruments, non-cash stock-based compensation expense and certain other non-cash items including the impairment of goodwill.  The credit agreement requires the Company to satisfy certain financial covenants with reference to Consolidated EBITDA.  Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility.  We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business.  Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently.  In addition, our credit facility requires us to maintain a minimum fixed charge cover ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA.  Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under US GAAP.  Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. For a reconciliation of Consolidated EBITDA to net income, please see our disclosure documents, including our most recent management’s discussion and analysis, filed with the securities regulatory authorities.

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction and mining services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

For further information, please contact:

David Brunetta, CMA
Senior Financial Manager, Investor Relations
North American Energy Partners Inc.
Office: (780) 969-5574
Email: dbrunetta@nacg.ca